Exhibit 17.1




October 25, 2005



Mr. Calvin Wallen
CUBIC ENERGY, INC.
9870 Plano Road
Dallas, TX 75238


                                                                 Re: Resignation


Dear Mr. Wallen:

In considering the future of Cubic Energy, Inc. and my obligations at C. K. Cooper & Company I have determined that I must resign from the Board of Directors of Cubic Energy, Inc. effective immediately, to focus on other business opportunities.

I will work with whomever you designate to assist in the filing of the form 8-K and any other regulatory filings, but will expect these filings to be made within 72 hours of the date of this letter.

It has been a pleasure working with the staff of Cubic Energy, Inc. and I wish you well in your future endeavors.

Sincerely,

 /s/Alexander G. Montano
----------------------------
Alexander G. Montano